UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

OneSpan Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68287N900

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: This Amendment No. 5 is filed to update the Reporting Person’s information as the filing of Schedule 13G was previously inadvertently omitted for the years ended December 31, 2019, 2020 and 2021.

1	Names of Reporting Persons: T. Kendall Hunt
2	Check The Appropriate Box If a Member Of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 3,105,561
	6	Shared Voting Power 891,668
	7	Sole Dispositive Power 3,105,561
	8	Shared Dispositive Power 891,668

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,997,229
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount in Row (9) 10% (a)
12	Type of Reporting Person (See Instructions) IN

(a)

All percentages calculated in this Schedule 13G/A are based upon 39,965,506 shares of common stock outstanding as of October 29, 2021, as disclosed in the Quarterly Report on Form 10-Q filed by OneSpan Inc. with the Securities and Exchange Commission on November 2, 2021.

Item 1(a).	Name of Issuer:

OneSpan Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

121 W. Wacker Drive, Suite 2050

Chicago, Illinois 60601

Item 2(a).	Name of Person Filing:

T. Kendall Hunt.

Item 2(b).	Address of Principal Business Office or, if none. Residence:

110 N. Wacker Drive, Mail Code: IL4-110-17-00

Chicago, Illinois 60606

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Items 2(e).	CUSIP Number:

68287N900

Item 3.	If this statement is filed pursuant to 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l )(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with § 240.13d-l (b)(l )(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with Rule 13d-l(b)(l )(ii)(J).

(k)	☐ Group, in accordance with §240.13d-l(b)(l )(ii)(K).

Item 4.	Ownership:

(a)	Amount beneficially owned:

3,997,229

(b)	Percent of class:

10%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,105,561

(ii)	Shared power to vote or to direct the vote:

891,668

(iii)	Sole power to dispose or to direct the disposition of:

3,105,561

(iv)	Shared power to dispose or to direct the disposition of:

891,668

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2022

By:	/s/ T. Kendall Hunt
T. Kendall Hunt